UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration Under

Section 12(g) of the Securities Exchange Act of 1934 or

Suspension of Duty to File Reports Under Sections 13 and

15(d) of the Securities Exchange Act of 1934

Commission File Numbers  001-32662

                        Newkirk Realty Trust, Inc.

(Exact name of each registrant as specified in its charter)

7 Bulfinch Place, Suite 500

Boston, MA 02114-9507

                                        (617) 570-4680

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

           Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

                                               None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:	0

Pursuant to the requirements of the Securities Exchange Act of 1934, Lexington Corporate Properties Trust, as successor by merger to Newkirk Realty Trust, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

By:	Lexington Realty Trust,
as successor by merger to Newkirk Realty Trust, Inc.

Date: December 31, 2006	By:	/s/ T. Wilson Eglin

Name: T. Wilson Eglin

Title:	Chief Executive Officer